EXHIBIT 99.1

Organisational Changes at Golar

Golar LNG Limited ("Golar" or the "Company") announces today that it has appointed Iain Ross to replace Oscar Spieler as CEO.  Oscar's main remit on becoming CEO has always been the successful delivery of FLNG Hilli Episeyo and a search for his successor to follow shortly thereafter. Having substantially executed his responsibility to deliver the FLNG Hilli Episeyo, Oscar will nevertheless remain with the group and fulfil the role of Executive Advisor and assist Mr Ross until charterers Perenco and SNH accept the FLNG Hilli Episeyo.  The Board of Golar wishes to thank Oscar for his crucial role in conceiving the project, the progress to date and ultimately delivering this transformational project so close to schedule and within budget.

Identification and appointment of Oscar's successor was expected to coincide more closely with the Hilli Episeyo's acceptance however the earlier than anticipated opportunity to secure the services of Mr. Ross has accelerated this process. Mr. Ross joins Golar most recently from project delivery firm WorleyParsons Limited where he held various executive level positions since 2002 including Group Managing Director, Development, an ExCo position with responsibility for leadership of the Global Hydrocarbons, Power, Infrastructure and Mining Sectors; the development of the group Strategy, Mergers & Acquisitions (including integration of acquired companies) and finally as leader of the Digital Technology start-up.   With 34 years of broad industry and geographic experience and a focus on sustainable growth of businesses, Iain brings to Golar a strong leadership skill set across strategic, technical, commercial and relationship development disciplines. Iain has a bachelor's degree in Mechanical Engineering from Heriot-Watt University, is a Fellow of Engineers Australia and certified International Director from INSEAD.  This skill-set is expected to serve Golar well as it seeks to move out along the LNG value chain to develop a growing subset of gas to power opportunities.

The Board of Golar wishes both Oscar and Iain well for the future.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar's operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe", "anticipate", "expect", "estimate", "project", "will be", "will continue", "will likely result", "plan", "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar's control. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Golar LNG Limited
Hamilton, Bermuda
21 September 2017

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)